MORNINGSTAR. INC. MASTER AGREEMENT

THIS MORNINGSTAR, INC., MASTER AGREEMENT (“Master Agreement”) by and between Morningstar, Inc., (“Morningstar”), on behalf of itself and each of its majority owned subsidiaries, and Mutual of America Life Insurance Company (“Company”) on behalf of itself and each of its majority owned subsidiaries, is entered into and effective April 1, 2018 (“Master Agreement Effective Date”).

1. Provision of Products and/or Special Services

(a) From time to time, Morningstar or one of its majority-owned subsidiaries (such entity, hereafter, the “Morningstar Provider”) and Company or one of its majority-owned subsidiaries (such entity, hereafter, the “Company Recipient”) may:

(1)

Execute one or more Morningstar Product License Agreements by which the Morningstar Provider extends to the Company Recipient an English-only, non-exclusive, non-transferable license to use and/or distribute the Morningstar products and ancillary services described therein (collectively, the “Product”) and any associated trademarks, service marks and related intellectual property provided by Morningstar in conjunction with the Product (collectively, “Morningstar Marks”), all solely in the manner and for the purpose described in this Master Agreement and that Product License Agreement; and/or

(2)

Execute one or more Morningstar Service Orders (each a “Service Order”) by which Morningstar Provider makes available, and Company Recipient is allowed to use pursuant to the terms of that Service Order and this Master Agreement, certain extra-cost customization, development, consulting, research-related services and/or back office services (individually and collectively, “Special Services”), all as more fully described in the applicable Service Order.

Each Product License Agreement/Service Order is incorporated by reference into this Master Agreement to form the “Agreement” between the relevant Morningstar Provider and Company Recipient with respect to the Product/Special Services described therein. Only the Company Recipient identified in the applicable Product License Agreement/Service Order shall be deemed to have a contractual relationship with the Morningstar Provider with respect to the Product/Special Services identified therein and no other entity affiliated with that Company Recipient shall have any right to use/access the Product/Special Services provided thereunder unless agreed to otherwise. In the event that the terms of a Product License Agreement/Service Order conflict with those of this Master Agreement, the terms of the Product License Agreement/Service Order will control but only with respect to the Product/Special Services to which that Product License Agreement/Service Order specifically relates. No other licenses or rights to the Product/Special Services other than those specifically set forth in the relevant Agreement are granted to Company Recipient.

(b) Attribution and Use: Subject to Section 1(e) below and any additional terms contained in the relevant Product License Agreement/Service Order, Company Recipient will clearly reference the Morningstar Provider as the provider of the Product/Special Services in all Company Recipient advertising and marketing materials and public communications referencing the Product/Special Services. If Company Recipient displays all or a portion of any Product or makes the Special Services available to any third party, Company Recipient will also include in a prominent location the appropriate disclaimer(s), as more particularly described in the applicable Product License Agreement/Service Order, and ensure that any disclaimer(s) already included in the Product are not removed.

(c) Third Party Distribution/Company Recipient Client Agreements: Company Recipient shall not disclose, distribute or otherwise make any Product or Special Service or Morningstar Marks available to third parties, except as expressly provided in the applicable Agreement (as defined above) or except under those terms and conditions that Morningstar explicitly approves in advance in writing. In the event that Company Recipient is authorized under a particular Agreement to distribute the Product or make the Special Services available to any third party, Company Recipient shall ensure that the contract by which such distribution is effected contains a disclaimer of all warranties with respect to the Product/Special Services and a provision that explicitly excepts Morningstar from all liability.

(d) Limitations: Any Product, Special Services, Morningstar Marks or any portion of any of the foregoing may be used by Company Recipient only for the purpose and only in the manner specifically set forth in the applicable Agreement. Any use of the Product or Special Services or the Morningstar Marks in a manner or for a purpose other than that specifically authorized therein is a material breach of that Agreement. Company Recipient is responsible for taking all commercially reasonable actions to ensure that its employees, agents and other third parties to whom it furnishes the Product and/or Special Services and/or Morningstar Marks or over whom it exercises control comply with these limitations. Company Recipient shall immediately notify Morningstar of any unauthorized use, copying,

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disclosure or distribution of which Company Recipient becomes aware. Company Recipient agrees to cooperate and provide reasonable assistance to Morningstar Provider, at Morningstar Provider’s reasonable expense, in connection with preventing any such unauthorized use, copying, disclosure or distribution. Except as otherwise explicitly provided in the applicable Agreement, Company Recipient may not: (i) sublicense, publish, transmit, transfer, sell, copy, reproduce, distribute, display, modify, alter or in any way exploit any Product, Special Services or Morningstar Marks; (ii) reverse-engineer, decompile, disassemble, reverse compile, create derivative works of, or attempt to derive the source code of, any Product; (iii) combine, mix or integrate the Product or Morningstar Marks with the similar products or marks of any other suppliers in a manner in which attribution is unclear; (iv) use or actively market any Product, Special Services or Morningstar Mark outside of the territories of the United States; (v) distribute or otherwise make available any Product, Special Service or any portion thereof to any of the Direct Competitors set forth in the applicable Agreement; (vi) charge a licensing fee or similar fee for providing any portion of the Product or any output from it or any Special Services to any third party; or (vii) cause, assist or permit any third party (including any end-user) to do any of the foregoing.

(e) Advertising/Promotional Procedures: Company Recipient will not use the Product, the Morningstar Marks, any derivation of the name “Morningstar” or any other Morningstar intellectual property licensed for use under any Agreement or make any reference the Special Services in any advertising or marketing materials or issue any public communication related to that Agreement without first submitting the materials/communication for Morningstar’s review. Company Recipient is not required to wait for Morningstar’s approval before proceeding with its publication, production or other dissemination of such materials/communication. However, Company Recipient must follow all terms and conditions governing use of the Product and/or Special Services found within the applicable Agreement. Additionally, Company,Recipient shall not be required to submit for Morningstar’s review any updated versions of materials previously approved by Morningstar for the Product/Special Services in question, provided that the update is only with respect to data or other non-material changes to the original submission. Morningstar may send Company Recipient written notification of Company Recipient’s required revisions to the materials if Morningstar, in its reasonable judgment, determines that Company Recipient’s use of any Morningstar intellectual property in those materials violates an Agreement or any Morningstar usage guidelines, as may be referenced in the applicable Product License Agreement/Service Order. Following such written notification, Company Recipient must comply with any requested changes to the extent that such changes are consonant with the terms of the applicable Agreement prior to publishing, producing or disseminating any materials not currently printed, or in the case of electronic dissemination, within a reasonable time period following notification. Morningstar will not be held liable for advertising, promotion, or other related costs incurred by Company Recipient, in the event of requested revisions to the materials by Morningstar. Lack of compliance with this submission process on a repeated basis or in a flagrant manner is grounds for immediate termination of the applicable Agreement after providing written notice of such lack of compliance and allowing Company Recipient thirty days to cure such lack of compliance.

2. Term. This Master Agreement will begin on the Master Agreement Effective Date and continue for an Initial Term of three (3) years, unless earlier terminated in accordance with its terms. Thereafter, this Master Agreement will automatically renew for additional one (1) year Renewal Terms, unless at least sixty (60) days prior to the expiration of the then current term, either party provides the other with written notice of non-renewal, provided however that such termination will not be effective until the expiration date of all extant Product License Agreements/SOWs executed under this Master Agreement. The term of each Agreement will be as set forth therein. In the event an Agreement expires or terminates for any reason, Company Recipient will immediately cease to use the Product, the Special Services and any Morningstar Marks provided thereunder, and destroy all copies in any form or media of the Product within Company Recipient’s possession, custody or control. Notwithstanding the foregoing, Company Recipient may retain, solely for archival purposes, electronic and/or paper copies of all Company Recipient materials already produced prior to that expiration/termination containing all or part of the Product or the Special Services (“Company Materials”). The provisions of Sections 2, 3, 4, 6, 8, 9, 10, 11, 12, 13 and 14 of this Master Agreement will survive any expiration or termination of an Agreement; provided, however, that the provisions of Section 4 shall only survive for one hundred twenty (120) days after the date of expiration/termination.

3. Fees and Payment. Company Recipient will pay Morningstar the amount(s) set forth in the applicable Product License Agreement/Service Order to license the Product and/or receive the Special Services denominated therein. Except as set forth in the applicable Product License Agreement/Service Order, the fees to license a particular Product or to receive the specified Special Services for an additional term of that Product License Agreement/Service Order will be at Morningstar Provider’s standard rates for that Product and/or Special Services, as of the commencement date of that additional Agreement term. Full payment is due within forty-five (45) days of the invoice date. Overdue accounts not disputed in good faith are charged at a rate of one and one-half percent (1.5%) per month

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or the maximum allowed by law, whichever is less. In the event any such overdue accounts remain unpaid for thirty (30) days or more, Morningstar Provider shall also have the right to withhold future deliveries of, or prohibit future access to, the Product/Special Services until such accounts plus any applicable interest charges are paid in full. Nothing in this Section 3 shall restrict or limit Morningstar Provider’s ability to pursue other remedies or to terminate an Agreement as set forth herein. Company Recipient is responsible for all delivery fees, taxes and like charges arising in connection with or relating to an Agreement, except for taxes on Morningstar Provider’s net income. Unless otherwise directed by Morningstar Provider, Company Recipient shall be invoiced for all such fees, taxes and charges and shall pay those monies directly to Morningstar Provider for Morningstar Provider’s further handling with the appropriate taxing authorities.

4. Inspections and Audits. Morningstar Provider reserves the right, at its expense and upon reasonable notice, once annually, to inspect and audit during Company Recipient’s normal business hours the relevant records of Company Recipient and/or its agents to ensure Company Recipient’s compliance with the terms of the applicable Agreement.

5. Delivery. Delivery of the Product and/or any Special Services will be made in the time and manner set forth in. applicable Product License Agreement/Service Order. Company Recipient agrees to deliver to Morningstar Provider the information, if any, set forth in the applicable Product License Agreement/Service Order in accordance with the schedule contained therein to enable Morningstar Provider to perform thereunder.

6. Ownership. Morningstar Provider retains all right, title and interest in the Product and the Special Services, as well as in any enhancements; modifications or derivative works thereof, and in any Morningstar Provider intellectual property used in conjunction with the Product or Special Services or otherwise provided by Morningstar Provider under an Agreement, including, but not limited to, the Morningstar Marks. No work performed under any Agreement by Morningstar Provider or its agents shall be deemed “work for hire,” as such term is defined as 17 U.S.C. § 101, on behalf of Company Recipient or any other party.

7. Service Support. Morningstar Provider will provide such support for the Product as is set forth in the applicable Product License Agreement. Morningstar Provider will use commercially reasonable efforts to ensure that the Product is free of viruses and damaging or disabling code, material errors or other material defects upon delivery to Licensee and will make commercially reasonable efforts to correct any such errors or defects in the Product that are brought to its attention within a reasonable amount of time. Any particular support parameters for the Special Services will be set forth in the applicable Service Order document.

8. Representations and Warranties. Morningstar Provider represents and warrants that it has the right to; (i) grant Company Recipient a license to access the Product and any Morningstar Marks made available pursuant to a particular Agreement; and (ii) allow Company Recipient to utilize any Special Services for the purposes described in an Agreement; provided, however, Morningstar Provider’s sole liability, and Licensee’s sole remedy, in the event of a breach of the foregoing representation and warranty are the remedies set forth in Section 11(a). Additionally, with respect to any Special Services, Morningstar Provider represents and warrants that any Special Services will be performed in a good and workmanlike manner consistent with applicable industry standards; provided, however, Morningstar Provider’s sole liability, and Company Recipient’s sole remedy, in the event of a breach of the foregoing representation and warranty is for the Morningstar Provider to re-perform the adversely affected Special Services at no additional cost to Company Recipient. Each party further represents and warrants that this Master Agreement and each Agreement executed under it is binding on that party and that its execution and delivery of an Agreement does not violate any prior obligation or agreement by which it is currently bound.

9. Disclaimer of Warranties. { TC “11.2    Disclaimer of Warranties” \f C \1 “2” } Except as set forth in Section 8 or in any applicable Product License Agreement/Service Order:

*	Morningstar Provider does not guarantee the accuracy, integrity, completeness or timeliness of the Product or any Special Services;

*

The Product/Special Services are provided “as is” with all faults and the entire risk as to satisfactory quality, performance, accuracy and effort is with Company Recipient; however Company Recipient will have adequate ability to test the Product/Special Services and if defects are found Morningstar will re-perform the work until Company Recipient accepts products with no defects; and

*

Morningstar Provider and its content providers disclaim all other warranties or conditions, express or implied, including, but not limited to, absence of viruses and damaging or disabling code, the implied warranties or conditions of merchantability, fitness for a particular purpose, and accuracy of informational content, any implied warranties arising from course of dealing or course of performance, and any warranties,

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representations or covenants that (i) use or access to the Product or any portion of it will be uninterrupted or error-free, or (ii) that defects in the Product or any portion of it will be correctable or corrected, or (iii) that the Product or any portion of it is compatible with any particular computer software or platform.

The above disclaimers are in addition to any disclaimers contained in the applicable Product License Agreement/Service Order

10. Limitations of Liability. Except as otherwise explicitly provided herein and except for Company Recipient’s payment obligations for fees, taxes and related charges under any Agreement, the aggregate liability of each party for any actual damages arising under or in any way relating to all Agreements entered into by the parties pursuant to this Master Agreement, whether such liability arises in contract, tort or any other legal theory, shall be limited to the greater of (i) two hundred fifty thousand dollars ($250,000) and (ii) the total fees and costs payable by Company Recipient under all such Agreements for the two (2) year period prior to the date on which the first such claim for damages arose hereunder, The aforementioned limitations of liability will not apply to claims associated with (i) the infringement of a third party’s intellectual property by the Product/Special Services; (ii) either party’s willful misconduct or gross negligence; (iii) Company Recipient’s misuse (including, but not limited any material violation of the use restrictions) of the Product, the Special Services or any Morningstar Mark. Additionally, neither party will be liable for the consequential, punitive, special, incidental, indirect, exemplary, collateral, special, or other, similar forms of damages, including, but not limited to, loss of income, profit or savings, of the other party or its affiliates regardless of the form of action or the theory of recovery, even if such party has been advised of the possibility of such damages. Each party has a duty to mitigate damages that would otherwise be recoverable hereunder by taking appropriate and reasonable actions to reduce or limit the amount of such damages.

11. Indemnification.

(a) By Morningstar Provider: Morningstar Provider will, at its expense, defend Company Recipient and its affiliates, and their respective successors and assigns, and their respective directors, officers and employees, from and against any and all third party claims, demands, suits, action and shall pay any and all damages, losses, liabilities, taxes, penalties, fines, charges, costs and expenses (including reasonable attorneys’ fees) (collectively, “Losses”) incurred by Company Recipient that arise from or relate to an allegation that the Product, the Special Services or Morningstar Marks (each, as originally delivered by Morningstar Provider to Company Recipient) infringe that third party’s U.S. patent, U.S. trademark or copyright or misappropriate that third party’s trade secret or other intellectual property right in the U.S.; provided, however, that Morningstar Provider shall have no obligation to indemnify or pay any costs (including reasonable attorney’s fees) associated with any such third party allegation or any Losses arising therefrom or related thereto, to the extent that that third party claim could have been avoided had Company Recipient not used the Product and/or the Special Services and/or the Morningstar Mark in a manner not specifically authorized under the relevant Agreement.

If such a third party claim is made or appears likely to be made, Morningstar Provider, in its sole discretion, may elect: (i) to procure for Company Recipient the right to continue to use the Product/Special Services; (ii) to replace, at Morningstar Provider’s cost, the Product, the Special Services or any portion thereof, with a substitute product/service that functions substantially in accordance with the Product’s specifications; (iii) to modify the Product/Special Services so that they do not infringe or misappropriate, provided that the Product/Special Services, as modified, continues to perform substantially in accordance with the applicable specifications; or (iv) to terminate the relevant Agreement and to pay to Company Recipient a refund of any prepaid fees paid under it through the remaining portion of the then-current term. This Section 11 (a) sets forth Morningstar Provider’s entire obligation to Company Recipient with respect to any claim to infringement or misappropriation.

(b) By Company Recipient: Company Recipient will, at its expense, defend Morningstar Provider and its affiliates, and their respective successors and assigns, and their respective directors, officers and employees, from and against any and all claims, demands, suits, action and shall pay any and all Losses incurred by Morningstar Provider arising from or relating to Company Recipient’s use of the Product, the Special Services or any other Morningstar Provider intellectual property made available under a particular Agreement (including, without limitation, any material breach of the applicable use and distribution restrictions contained in that Agreement); provided, however, that Company Recipient shall have no obligation to indemnify or pay the costs (including reasonable attorney’s fees) associated with any such claims or any Losses arising therefrom or related thereto to the extent that those claims/Losses arise from Morningstar Provider breach of its representations and warranties under that Agreement.{ TC “14.2 Indemnification by Licensee” \f C \1 “2” }

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(c) Conditions to Indemnification: Each party’s obligation to indemnify and defend the other hereunder will be contingent on the party seeking indemnification (the “Indemnified Party”): (i) promptly notifying the other party (the “Indemnifying Party”) in writing of the claim; (ii) allowing the Indemnifying Party to control, and reasonably cooperating with Indemnifying Party in, the defense thereof and any related settlement negotiations; and (iii) in no event, agreeing to, or authorizing settlement of, any such claim without Indemnifying Party’s prior written agreement.

12. Breach. Each party will have thirty (30) days from the date of receiving written notice of breach to cure it; provided, however, that the cure period for Company Recipient’s failure to make timely payment hereunder will be seven (7) days from receipt of written notice of breach. If a breach is not cured within the applicable cure period, the non-breaching party may terminate the applicable Agreement on written notice to the other. Notwithstanding any provision in this Master Agreement or any Agreement to the contrary, Morningstar Provider may immediately terminate the relevant Agreement and will be entitled to seek injunctive relief, without notice or the necessity of bond, in the event of any Company Recipient breach with respect to the ownership, use, copying, distribution, confidentiality of the Product, the Special Services or any other Morningstar Provider intellectual property. Notwithstanding any provision of this Master Agreement or any Agreement to the contrary, each party will be entitled to seek injunctive relief, without notice or the necessity of bond, in the event of any breach, or threatened breach, by the other party of Section 14 hereof

13. Governing Law. Each Agreement will be governed by the laws of the State of New York, without regard to its conflict-of-law provisions. EACH SUCH PARTY WAIVES ANY RIGHT TO TRIAL BY JURY AND CONSENTS AND AGREES TO SERVICE OF PROCESS FOR PURPOSES OF SUCH LEGAL PROCEEDING BY CERTIFIED MAIL OR OVERNIGHT COURIER.

14. Confidentiality. The parties acknowledge that in the course of their dealings hereunder, each has or may acquire information about the other, its business activities and operations, its technical information and its trade secrets, all of which, including the terms of this Master Agreement and each Agreement executed under it, are proprietary and confidential to its owner; provided that the same are either identified as proprietary/confidential at the time of disclosure or should be understood by a reasonable person to be of a proprietary or confidential nature given the nature of the information and the context in which it is disclosed (all such information, the “Confidential Information”). Each party hereby agrees that: (a) all Confidential Information will remain the exclusive property of its owner; (b) such party will maintain, and will use prudent methods to cause its employees and agents to maintain, the confidentiality and secrecy of the other’s Confidential Information and to not copy, publish, disclose or otherwise use (other than pursuant to the terms hereof) the other’s Confidential Information; and (c) such party will return or destroy all copies of the other’s Confidential Information upon request by its owner. Notwithstanding the foregoing, Confidential Information shall not include any information to the extent it: (i) is or becomes a part of the public domain through no act or omission on the part of the receiving party; (ii) is disclosed to third parties by the disclosing party without restriction on such third parties; (iii) is in the receiving party’s possession, without actual or constructive knowledge of an obligation of confidentiality with respect thereto, at or prior to the time of disclosure under the applicable Agreement; (iv) is independently developed by the receiving party without reference to the disclosing party’s Confidential Information; (v) is released from confidential treatment by written consent of the disclosing party. It shall not be deemed a breach by a party of its obligations under this Section 14 if it is required by governmental or regulatory agency, or by court order to disclose the other party’s Confidential Information; provided that, if so allowed under the applicable government/court order, it provides the other party with prompt written notice of such disclosure requirement.

15. Notices. All notices, requests and other communications under an Agreement will be in writing and delivered in person, or sent by certified mail, return receipt requested, overnight courier service, or by facsimile (but not by e-mail) to the address or facsimile number set forth in the applicable Product License Agreement/Service Order, or to such other addresses or numbers as a party may stipulate from time to time. Unless otherwise provided, notice will be effective on the date it is officially recorded as delivered by return receipt or equivalent or by facsimile confirmation date.

16. General. Each Agreement is the entire agreement between the parties with respect to the Product and/or the Special Services, is legally binding on both parties and supersedes all other agreements, supplements, proposals and/or verbal or written communications between the parties with respect to the Product/Special Services in question. Each Agreement may only be modified by written document signed by both parties to it. Company may not assign any Agreement in whole or in part, including in connection with a sale of all or substantially all of its stock or other form of ownership interest, without the Morningstar Provider’s prior written consent, which shall not be unreasonably withheld or delayed. The failure of either party to an Agreement to require performance by the other will in no way affect that party’s right to subsequently require such performance and waiver by either party of a breach of any provision of an Agreement will not be held to be a waiver of any succeeding breach of that provision or of the provision itself. If any provision of an Agreement or its application is held to be invalid or unenforceable, the

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remainder of the provision or that Agreement will not be affected by that holding, and each remaining provision of such Agreement will be valid and enforceable to the maximum extent provided by law. Neither this Master Agreement nor any Agreement executed under it creates a partnership, joint venture, employment or other form of agency relationship between the parties, and neither party nor its agents will, by virtue of its performance hereunder, be deemed an agent or employee of the other. The parties acknowledge that there are no intended third party beneficiaries of this Master Agreement or any Agreement executed under it.

The parties have each signed, or caused their authorized representatives to sign, this binding Master Agreement on the Master Agreement Effective Date.

Morningstar, Inc.		Mutual of America Life Insurance Company

By:		By:
Name:	Lisa Abat	Name:	Brian Severian
Title:	Accounting Diector	Title:	Executive V. P. Marketing
Date:	4\7\18	Date:	3\30\18

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PRODUCT LICENSE AGREEMENT

MORNINGSTAR INDEX DATA

This Product License Agreement (“Product License Agreement”) is issued pursuant to and incorporated by reference into the below-defined Master Agreement to form the “Agreement” between Licensor and Licensee with respect to the below-defined Product as of the Agreement Effective Date.

“Product”	MORNINGSTAR INDEX DATA

“Agreement Effective Date”	OCTOBER 1, 2021

“Master Agreement”	Morningstar, Inc., Master Agreement, dated April 1, 2018

“Licensor” or “Morningstar Provider”	Morningstar, Inc.

“Licensee” or “Company Recipient”	Mutual of America Life Insurance Company and its following wholly owned subsidiaries: 320 Park Analytics LLC, Mutual of America Capital Management LLC, and Mutual of America Securities LLC

Licensor and Licensee agree as follows:

1.	Definitions

Product shall mean the data elements associated with the Licensor index(es) (each, a “Morningstar Index”) specifically listed in Schedule 1 that are available in Licensor’s database for the Morningstar Index Data and that are made available to Licensee hereunder. Schedule 1 is attached hereto and incorporated herein by reference.

Licensee Product shall mean a portfolio, fund or other investment product that is actively managed, issued or offered by Licensee and does not track, replicate or mirror the performance of an index.

Third Party Data shall mean any data provided through or in conjunction with the Product by one or more designated third party content providers (each, a “Content Provider”) pursuant to a separate license between Licensee and the individual Content Provider. For purposes of this Agreement, Third Party Data shall not be considered part of the Product hereunder.

2.	License Grant

Licensor hereby grants to Licensee a limited, non-exclusive license to use and/or distribute the Product in the manner set forth in the Use and Distribution section below, subject to all limitations contained in this Agreement. Licensor reserves the right to enhance or modify the list of data elements contained in the Product, provided that such modification does not materially degrade the Product. Licensee shall be entitled to use any portion of the enhanced or modified Product subject to the restrictions contained herein.

Each delivery of the Product may contain additional data that is not part of the Product licensed hereunder, or Licensee may have access to additional data through a third party delivery channel or platform. These additional data may not be accessed, used or distributed by Licensee for any purpose, unless otherwise properly licensed for such access, use or distribution. The grant of license provided under this Agreement pertains only to the Product as set forth in Schedule 1, as may be amended from time to time by agreement of the parties.

In addition, Licensee may deliver the Product to the following third party service providers: Donnelley Financial Solutions (DFIN) and NeoXam Services, solely for purposes of assisting Licensee with the creation of the Informational Materials and subject to all of the following conditions being met: (i) Licensee uses commercially reasonable efforts to ensure that each service provider uses the Product solely for the benefit of Licensee and in a manner consistent with the terms and conditions of this Agreement (except in cases where Licensor has pre- approved such other use in writing); (ii) any act or omission by a service provider that would be a breach of this

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Agreement if committed by Licensee shall be deemed a breach by Licensee; and (iii) the Product may not be delivered to any service provider defined as a Direct Competitor (defined below). Licensee shall notify Licensor and seek Licensor’s written consent prior to delivering the Product to any third party service provider other than the service provider entity or entities listed above. Licensor agrees that it will not unreasonably withhold such consent and, if consent is warranted, will deliver it in a reasonably timely manner. Delivery of the Product to additional third-party service providers may result in the imposition of additional fees.

3.	Use and Distribution

The Licensee’s use and distribution rights, pertaining to use of all or a portion of the Product, are outlined below.

3.1	Licensee may use the Product:

(a)

To benchmark the performance of the Licensee Product(s) against that of the relevant Morningstar Index(es) (“Performance Benchmark Analysis”) internally and in Informational Materials (as defined below).

(b)

Licensee may incorporate such Performance Benchmark Analysis into print and/or static electronic (e.g., .pdf) versions of Licensee Product prospectuses, registration statements, advertisements, brochures, promotional documents, factsheets and/or any other similar informational materials, including documents required to be filed with any governmental or regulatory agencies (each such document which includes any portion of the Performance Benchmark Analysis, “Informational Material”), and disseminate such Informational Materials internally and externally including but not limited to Licensor’s public websites and microsites (e.g., www.mutualofamerica.com) to promote the Licensee Product(s).

(c)	For internal research, analysis, and attribution solely related to the performance of the Licensee Product(s).

(d)

To create blended or composite indices solely for asset allocation and investment analysis purposes to show performance as it relates to Licensee Product(s). For the avoidance of doubt, the use of blended or composite indexes are for reference purposes only to reflect the investment allocation of a Licensee Product. Any use of such blended or composite index will clearly reflect the name of the relevant Morningstar Index.

3.2	Except as explicitly set forth herein, Licensee may not:

(a)

Use the Product to design, create, or otherwise cause the creation of any index or financial product, including, without limitation, any structured product, swap or other similar contract or instrument.

(b)

In no event may any portion of the Product be distributed, resold or otherwise made available by Licensee to any third party, or disseminated in a manner that would allow it to be used as a substitute for any portion of the Product.

(c)

Use the Product in conjunction with any other data source either internal or external that when combined with the Product creates a substitute for any Licensor service or product that Licensee is not otherwise properly licensed for.

(d)

Use the Product in conjunction with any machine learning, neural network, deep learning, predictive analytics or other artificial intelligence computer or software program, including, without limitation, the use of any portion of the Product in conjunction with, a model, algorithm, or process that is designed to predict trades for or within an individual portfolio, fund, or other investment vehicle.

3.3

In the event Licensee wishes to supplement the number of Product deliveries, change its proposed use of the Product or otherwise modify its rights or obligations under this Agreement, Licensee will notify Licensor at IndexesProductManagement@morningstar.com and describe in detail the request including any details as reasonably requested by Licensor. The parties will then work in good faith to determine if Licensee’s requests are commercially feasible and, if so, how to best document the proposed change, including any additional fees if applicable.

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4.	Notices and Disclaimer

4.1	Except as provided in Section 4.2 below, Licensee agrees to include the below Short Version disclaimer in each item of Information Materials.

Short Version: <Insert name of the Licensee Product(s)> <is/are> not sponsored, endorsed, sold or promoted by Morningstar, Inc. or any of its affiliates (all such entities, collectively, “Morningstar Entities”). The Morningstar Entities make no representation or warranty, express or implied, to the owners of the <Insert name of the Licensee Product(s)> or any member of the public regarding the advisability of investing in <Insert reference to general Licensee Product type(s) against which the Product is being benchmarked, e.g., commodity futures or option contracts> generally or in the <Insert name of the Licensee Product(s)> in particular or the ability of the <Insert name of Product> to track general <Insert type of Licensee Product, e.g., commodity> market performance.

THE MORNINGSTAR ENTITIES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE <Insert name of Product> OR ANY DATA INCLUDED THEREIN AND MORNINGSTAR ENTITIES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

4.2	Licensee agrees to include the below Long Version disclaimer in any Licensee Product prospectus, sales contract or other similar document comprising Information Materials.

Long Version: <Insert name of the Licensee Product(s)> <is/are> not sponsored, endorsed, sold or promoted by Morningstar, Inc., or any of its affiliated companies (all such entities, collectively, “Morningstar Entities”). The Morningstar Entities make no representation or warranty, express or implied, to the owners of the <Insert name of the Licensee Product(s)> or any member of the public regarding the advisability of investing in <Insert reference to general Licensee Product type(s), e.g., commodity futures or option contracts> generally or in the <Insert name of the Licensee Product(s)> in particular or the ability of the <Insert name of Product> to track general <Insert type of market in which Licensee Product trades, e.g., commodity market> performance. The Morningstar Entities’ only relationship to <Insert name of Licensee> is the licensing of certain service marks and service names of Morningstar and of the <Insert name of Product> which is determined, composed and calculated by the Morningstar Entities without regard to <Insert name of Licensee> or the <Insert name of the Licensee Product(s)>. The Morningstar Entities have no obligation to take the needs of <Insert name of Licensee> or the owners of <Insert name of the Licensee Product(s)> into consideration in determining, composing or calculating the <Insert name of Product>. The Morningstar Entities are not responsible for and has not participated in the determination of the prices and amount of the <Insert name of the Licensee Product(s)> or the timing of the issuance or sale of the <Insert name of the Licensee Products> or in the determination or calculation of the equation by which the <Insert name of the Licensee Product(s)> <is/are> converted into cash. The Morningstar Entities have no obligation or liability in connection with the administration, marketing or trading of the <Insert name of the Licensee Product(s)>.

THE MORNINGSTAR ENTITIES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE <INSERT NAME OF PRODUCT> OR ANY DATA INCLUDED THEREIN AND THE MORNINGSTAR ENTITIES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE MORNINGSTAR ENTITIES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY <INSERT NAME OF LICENSEE>, OWNERS OR USERS OF THE <INSERT NAME OF THE LICENSEE PRODUCT(S)>, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE <INSERT NAME OF PRODUCT> OR ANY DATA INCLUDED THEREIN. THE MORNINGSTAR ENTITIES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE <INSERT NAME OF PRODUCT> OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING

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ANY OF THE FOREGOING, IN NO EVENT SHALL THE MORNINGSTAR ENTITIES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

4.3

For avoidance of doubt, Section 1(e) of the Master Agreement shall apply to the review of Information Materials that Licensee plans to distribute externally, including but not limited to, each prospectus relating to a Licensee Product. Licensee shall submit the Information Materials to indexes@morningstar.com. Consistent with Section 1(e) of the Master Agreement, Licensee is not required to wait for Licensor’s approval before proceeding with Licensee’s publication, production, or other dissemination of the Information Materials. However, Licensee must follow all terms and conditions governing the use of the Product herein. Any changes in the foregoing disclaimers and limitations must be approved in advance in writing by Licensor. Licensee agrees to be bound itself by such disclaimers, except to the extent such disclaimers expressly conflict with Licensor’s representations or warranties in the Agreement.

5.	Additional Disclaimers of Warranties and Liability

In addition to any other disclaimer or limitation of liability contained in this Agreement, Licensee understands and agrees that Licensor is not responsible for any investment decisions or any damages or other losses resulting from such decisions that arise in any way from the use of the Product or any materials or information accessible through it or into which it is incorporated. Past performance does not guarantee future results.

6.	Term

This Agreement will begin on the Agreement Effective Date set forth herein and shall continue for an initial term of two (2) years. The parties shall mutually agree to any renewal term in writing.

7.	Fees

Licensee shall pay Licensor the annual license fee specified in Schedule 2 (“License Fee”) for Licensee’s use of the Product hereunder. Licensor will invoice Licensee for any License Fee, plus any applicable taxes and like charges related to the Agreement. Licensee requested changes to the Product that substantively expand the nature of the offering, including, without limitation, the addition of other data points, changes to its distribution rights, etc., may result in additional fees, if implemented.

8.	Intellectual Property/Morningstar Marks.

Subject to the terms hereof, Licensee may use the following Licensor Morningstar Marks and materials in conjunction with its use of the Product as set forth herein:

•	Morningstar®

•	The names of the Morningstar Indexes as listed in Schedule 1. The naming format for the Morningstar Indexes is as follows: Morningstar® <insert name of index> IndexSM

•	The methodology document (“Rulebook”) for the Morningstar Indexes listed in Schedule 1.

•	Any research, marketing or other similar materials made available by Licensor hereunder from time to time.

9.	Direct Competitors

Financial Engines

Thomson Reuters and its subsidiaries

S&P Dow Jones Indices

Bloomberg Barclays

Value Line

eVestment

Informa

FTSE Russell

MSCI

IHS Markit

Solactive

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10.	Notices

If to Licensor:	If to Licensee:
Morningstar, Inc.	Mutual of America Life Insurance Company
22 W. Washington Street	320 Park Avenue
Chicago, IL 60602	New York, NY 10022
Attn: General Counsel	Attn: Andrew Kramer
with copy to: IndexLicensing@morningstar.com	with copy to: General Counsel

11.	Third Party Data

Further information as it pertains to Third Party Data is available by clicking http://global.morningstar.com/thirdpartydata. These Third Party Data disclosures are subject to change at Licensor’s discretion.

For the avoidance of doubt, no license for any use of Third Party Data is granted by Licensor under this Agreement. Licensee may be required to obtain permission directly from Content Providers for use of Third Party Data by Licensee. Licensor make no representation or warrant as to any of the Third Party Data, including, without limitation, any representation or warranty that the Third Party Data or any portion of it is accurate, complete or timely. Licensor shall have no liability hereunder for any use of the Third Party Data by Licensee.

12.	Exception to Licensor Indemnification / Third Party Data

For absence of doubt and notwithstanding anything else in this Agreement, Licensor shall have no liability with respect to, or any obligation to indemnify Licensee or any other party from, any claim that the Third Party Data or any portion of any of them infringes a third party’s intellectual property rights.

The parties have each signed, or caused their authorized representatives to sign, this binding Agreement as of the dates set forth below.

Licensor:		Licensee:
Morningstar, Inc.		Mutual of America Life Insurance Company

Name:	Patrick Fay	Name:	John P. Clare
Title:	COO, Morningstar Indexes	Title:	Senior VP, Corp. & Op. Comms.
Date:	10/4/2021	Date:	October 1, 2021

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SCHEDULE 1

INDEX PACKAGES, DATA FILES, AND DELIVERIES

For purposes of this Agreement, the Product is limited to the data associated with the Morningstar Indexes listed below. Additional index packages and/or data files may incur additional fees. The Product is being made available to Licensee in the formats and on the timeframes set out in the below table.

Morningstar Index Families

1.	Morningstar Multi-Asset Index Family
2.	Morningstar US Target Date Index Family
3.	Morningstar US Target Risk Index Family

Data File Description	Delivery Format	Frequency	Delivery Method

Daily Index Levels (ongoing)	Tab Delimited	Daily	FTP

Daily Index Levels (historical)	Tab Delimited	One time	FTP

Daily Index Constituents (ongoing)	Tab Delimited	Daily	FTP

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SCHEDULE 2

LICENSE FEES

Invoice Frequency	Annual License Fee
Annually, in advance	$35,000

Licensor shall issue invoices based on the billing information provided by Licensee below.

	Billing Contact	Delivery Contact (if different)

Company Name	Mutual of America Life Insurance Company

Contact Name	Marty Tuohy
Logan Neira

Title

Address	320 Park Avenue, Fl 5

City	New York

State/Zip	NY 10022

Email	marty.tuohy@mutualofamerica.com
logan.neira@mutualofamerica.com

Office Phone	212-224-1600 (Main Directory)

1.	Do you have a tax-exempt certificate?

☒  No    ☐  Yes (If Yes, please provide a copy)

2.	Is a Purchase Order Number required?

☒  No    ☐  Yes PO Number:

3.	Are multiple invoices required to expedite billing?

☒  No    ☐  Yes (If Yes, please provide additional details.)

4.	How does your invoice need to be delivered? (check one option)

☒  Email    ☐  Mail    ☐  3rd Party Payment System (please include detailed information in #5 below)

5.	Additional recipients for invoices:

Recipient Name	Email	3rd Party Softdollar (Y/N)

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